Exhibit 23.1

Consent of Independent Auditor

We consent to the incorporation by reference in registration statement on Form S-8 No. 333-125110 of Zumiez Inc. of our report dated July 2, 2012, with respect to the consolidated balance sheet of Snowboard Dachstein Tauern GmbH and subsidiary (“the Company”) as of April 30, 2012, and the related consolidated statements of income, cash flows and changes in equity for the year then ended, which report appears in the Amendment No. 1 to the Current Report on Form 8-K of Zumiez Inc. and refers to the fact that accounting principles generally accepted in Austria vary in certain significant respects from U.S. generally accepted accounting principles and that information relating to the nature of such differences is presented in Note V. to the consolidated financial statements.

[s] KPMG Austria AG Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Vienna, Austria

September 14, 2012